Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

Transcript of Conference Call with Newswires

Thursday, 11 October 2012

(9.45 am)

OPERATOR:	Thank you for standing by, ladies and gentlemen, and welcome to the Coca-Cola Hellenic conference call.

You are joined by Mr Dimitris Lois, Chief Executive Officer, and Mr Michalis Imellos, Chief Financial Officer.

At this time all participants are in a listen only mode.

There will be short introductory remarks, followed by a question and answer session, at which time, if you wish to ask a question, please press star 1 on your telephone keypad and wait for your name to be announced.

I will now pass the call over to Mr Dimitris Lois. Please go ahead, sir.

DIMITRIS LOIS:	Well, thank you very much. Good morning and hello. Thank you for joining Coca-Cola Hellenic conference call.

As you heard, I’m also joined by Michalis Imellos, our Chief Financial Officer.

We have announced today that Coca-Cola Hellenic’s board is recommending to the shareholders to accept the proposed offer by Coca-Cola HBC AG to acquire all Coca-Cola Hellenic shares in exchange for shares in Coca-Cola HBC AG.

Before Michalis and I answer any questions you may have, I would like to give you a very brief overview of this transaction.

October 11 2012, today is a very exciting day for all of us. This transaction is a milestone. We are taking our company to the next level of its development, enabling us to realise our full potential.

When the transaction is complete, our Swiss parent company, Coca-Cola HBC AG, is expected to obtain a primary listing on the London Stock Exchange and a listing in the New York Stock Exchange through ADSs. We will also establish a parallel listing on the Athens Stock Exchange, provided we take all the relevant permits.

The transaction will enable our group to obtain a primary listing in the premium segment of the London Stock Exchange, paving the way for potential inclusion on the FTSE 100 and the FTSE All-Share indices. The potential inclusion in the FTSE 100 and the FTSE All-Share indices provides us with access to the largest pool of international investors in Europe. It’s the most liquid equity market in Europe, providing appropriate benchmarking for our stock, better alignment of our valuation, with sound fundamentals. It is intended to raise our profile with international investors and improve our access to the international equity and debt markets.

We’re a multinational business and should reside on a leading international exchange.

Coca-Cola Hellenic is an international leader in the sector, with operations in 28 countries and across three continents. 95 per cent of our business takes place outside Greece and 95 per cent of our shareholders are internationally based.

In summary, this transaction makes clear business sense and will be beneficial to Coca-Cola Hellenic and all of our shareholders and with this we are now ready to take any questions you may have.

OPERATOR:

Thank you. As a reminder, if you would like to ask a question, please press star 1 on your telephone keypad and wait for your name to be announced. If you wish to cancel your request, please press the hash sign. That’s star 1 to ask a question.

Your first question today comes from the line of the Clementine Fletcher from Bloomberg News. Please go ahead.

CLEMENTINE FLETCHER:	Hi, gentlemen.

DIMITRIS LOIS:	Morning.

CLEMENTINE FLETCHER:	Good morning. Everything went a bit quiet there.

Interesting news out this morning. How long have you been considering a change of listing?

DIMITRIS LOIS:

Well, if you have been following the last couple of quarters our communications, this was something that we were thinking and in principle it was triggered by the discussions we were having with all of our investors and in principle what we have been focusing on is giving the best alternative for trading of our shares for all of our shareholders. So this is something that we have been thinking.

CLEMENTINE FLETCHER:

Okay, and, when you see the benefits of listing outside Athens, is this because you want to perhaps go to the debt markets, raise more capital for investment? What’s the kind of primary reason behind this?

DIMITRIS LOIS:	So there are a couple of reasons behind us going to the London Stock Exchange. First of all, if you will see our profile, both the business profile and the shareholder profile, it’s a very international profile. As we have been sharing with you, 95 per cent of our business is outside of Greece and 95 per cent of our shareholders also are international.

CLEMENTINE FLETCHER:	Sure.

DIMITRIS LOIS:

So, with this, and going to the London Stock Exchange, absolutely the largest and most liquid equity market in Europe, with the largest international listed companies and the largest percentage of share trading and international list companies, this will give us greater recognition amongst the international investors. Obviously it will increase the liquidity of the stock, it will improve our access to capital markets and eventually, with a potential FTSE index inclusion, this will allow the index tracker funds to add CCH to their portfolio, obviously leading to higher trading volumes and stock liquidity. So we will trade a lot more as per our very sound fundamentals.

CLEMENTINE FLETCHER:	Okay. Why did you choose to do this under a Swiss holding company rather than a UK incorporated one?

DIMITRIS LOIS:

Well, what we have done is a very thorough analysis in terms of choosing the most appropriate category of location for the parent company. Now, let me share with you the criteria that we used. So the first one was definitely a very stable economic environment. A very well structured regulatory and stable regulatory environment, that was the second one, very important. Obviously, ease of doing business, a service orientation in doing business.

We wanted to have one of our markets being where our parent company will locate, and eventually be one of our markets also having easy access to the other markets.

So with all this criteria, we landed with Switzerland.

CLEMENTINE FLETCHER:

Okay. I guess a kind of bigger picture question to finish off. You know, there’s obviously been a large amount of coverage about the economic woes in Greece. Was there a particular kind of economic driving force between your desire to leave the Athens Stock Exchange as your primary listing, and do you think this might be the kind of first of many people perhaps looking at different ways of diversifying outside Greece?

DIMITRIS LOIS:

Well, I’ve now shared with you the evaluation with regards to the stock exchange had different criteria, and I think it’s obvious that the London Stock Exchange is definitely the most appropriate trading venue for Hellenic. Now, as we have said with you, we will apply for a parallel listing in the Athens Stock Exchange.

CLEMENTINE FLETCHER:	Okay.

DIMITRIS LOIS:

But, in principle, we’re very consistent with providing flexibility to all of our shareholders. So the primary listing will be the London Stock Exchange, the premium segment, and eventually seeking the FTSE 100. We will continue having a listing in New York Stock Exchange through our ADS and we also will apply for a parallel listing in Athens.

CLEMENTINE FLETCHER:	And when do you imagine your London Stock Exchange listing is going to happen?

DIMITRIS LOIS:	Well, we expect that this will be completed towards the beginning of January.

CLEMENTINE FLETCHER:	Okay. A new year and a new start.

DIMITRIS LOIS:	Correct.

CLEMENTINE FLETCHER:

And I guess, slightly around the topic, I just wanted to ask about your current trading at the moment. There’s obviously a lot of chat from many of my companies about tough conditions in southern Europe. Could you comment on whether you’re finding the economic difficulties in the markets you’re operating is worsening?

DIMITRIS LOIS:	Well, right now we are in a black out period, so I will not be able to give you any latest update.

CLEMENTINE FLETCHER:	Okay. Thank you very much.

DIMITRIS LOIS:	Thank you.

OPERATOR:	Thank you. As a reminder, that is star 1 if you wish to

ask a question. We have no further questions at this time.

DIMITRIS LOIS:	Well, thank you very much, operator. Thank you very much for joining and at such short notice. We are very excited with the news and we look forward to talk to you again very soon. Have a nice day.

OPERATOR:	Thank you. That does conclude our conference for today. Thank you all for participating. You may now disconnect.

(9.57 am)

(Conference call concluded)

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,”

“target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.